82-3470

03 AUG 14 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

03029260

11th August, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

In terms of the Listing Agreement, we enclose the following:

(a) Six copies of the Distribution Schedule of Ordinary Shares as on 25th July, 2003, being the date of the 92nd Annual General Meeting of the Company for the financial year ended 31st March, 2003.

(b) Copy of the Certificate dated 23rd May, 2003 from M/s. A. F. Ferguson & Co., Statutory Auditors, confirming compliance with Conditions of Corporate Governance under Clause 49 of the Listing Agreement by the Company.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

8/15

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

DISTRIBUTION SCHEDULE

(*To be made out for each class of security*)

ITC LIMITED

Distribution of **Ordinary Shares** as on **25th July, 2003**

Total Nominal Value **Rs. 2,47,51,18,860 /-** Nominal Value of each share **Rs. 10 /-**

Total number of shares **247511886** Paid up value per share **Rs. 10 /-**

Distinctive Nos. from **1 to 247511886**

Table I

DISTRIBUTION OF HOLDINGS

Share holding of nominal value of	Shareholders		Share Amount	
Rs.	Number	% to Total	In Rs.	% to Total
(1)	(2)	(3)	(4)	(5)
Upto 5,000	1,52,336	90.22	15,31,21,980	6.19
5,001 - 10,000	9,800	5.81	6,73,19,890	2.72
10,001 - 20,000	4,239	2.51	6,00,70,750	2.43
20,001 - 30,000	1,041	0.62	2,54,56,980	1.03
30,001 - 40,000	478	0.28	1,65,19,080	0.67
40,001 - 50,000	205	0.12	92,72,330	0.37
50,001 - 1,00,000	352	0.21	2,40,11,740	0.97
1,00,000 and above	395	0.23	2,11,93,46,110	85.62
TOTAL	**1,68,846**	**100.00**	**2,47,51,18,860**	**100.00**

Table II

NAME OF SHAREHOLDER AND SHARES HELD BY THE FOLLOWING, viz.

Name of Shareholder		No. of shares	% to total no. of shares
(1)		(2)	(3)
(a) Foreign Holdings	(i) Foreign Companies	8,04,35,870	32.50
	(ii) Foreign Institutional Investors	2,73,50,887	11.05
	(iii) Foreign Nationals	14,808	0.01
	(iv) Non Resident Indians	16,68,631	0.67
	(v) Depository for shares underlying GDRs	96,62,934	3.90
	(vi) Overseas Corporate Bodies	2,895	0.00
	TOTAL	**11,91,36,025**	**48.13**
(b) Govt / Govt sponsored Financial Institutions	(i) Life Insurance Corporation of India (excl. Mutual Funds)	3,01,99,344	12.20
	(ii) Unit Trust of India (excl. Mutual Funds)	2,00,76,695	8.11
	(iii) Industrial Finance Corporation of India	15,160	0.01
	(iv) Industrial Development Bank of India (excl. Mutual Funds)	76,603	0.03
	(v) Industrial Credit & Investment Corporation of India	95,074	0.04
	(vi) General Insurance Corporation of India and its subsidiaries (excl. Mutual Funds)	2,66,55,731	10.77
	(vii) Nationalised Banks	3,51,964	0.14
	(viii)Government Companies	-	-
	(ix) Central Government	-	-
	(x) State Governments	-	-
	(xi) State Financial Corporations	-	-
	TOTAL	**7,74,70,571**	**31.30**
(c) Mutual Funds	Mutual Funds (includes holdings of Financial Institutions)	**1,48,37,173**	**5.99**
(d) Bodies Corporate (not covered [a] & [b])	(i) Holding Company	-	-
	(ii) Subsidiary Companies	-	-
	(iii) Other Bodies Corporate (incl. 80,132 shares pertaining to the Clearing Member Accounts of NSDL & CDSL)	21,73,789	0.88
	TOTAL	**21,73,789**	**0.88**
(1d) Directors and their Relatives (as defined in Section 6 of the Companies Act, 1956)		**9,963**	**0.00**
(e) Other top shareholders (other than those listed above)	1. Rasila S. Mehta	1,26,656	0.05
	2. Shew Bhagwan Saboo	60,233	0.02
	3. Ashok Kumar Damani	48,625	0.02
	4. Col. Sir Buta Singh	41,912	0.02
	5. Rakesh Jhunjhunwala	40,000	0.02

Name of Shareholder	No. of shares	% to total no. of shares
(1)	(2)	(3)
6. Fatema Salebhai Shaikhmahmud	34,068	0.01
7. Dr. Ashok Tiwari	33,728	0.01
8. Homaye Rusi Dastur	31,922	0.01
9. Luke Verghese	30,000	0.01
10. Pushpa Kaul	24,122	0.01
11. Jamuna Dass Bagri	23,650	0.01
12. Roshni Sam Turel	21,668	0.01
13. S. Valliammai	21,400	0.01
14. Achamma Verghese	21,286	0.01
15. Air Chief Marshal Arjan Singh	21,042	0.01
16. Mohinder Singh Chawla	20,910	0.01
17. Anil Gangadhar Bhandari	20,000	0.01
18. Shanti Devi Poplai	19,814	0.01
19. Mary Koshi	19,026	0.01
20. N.V.S Suguna	18,240	0.01
21. Onkar Nath Aggarwal	17,880	0.01
22. L.R.Talwar	17,490	0.01
23. Jharendra Shumshere Jung Bahadur Rana	17,474	0.01
24. Kamla Dharamdas Jhangiani	17,342	0.01
25. Varadha Rao Suryakantham	16,740	0.01
26. Basanti Devi Sharma	16,432	0.01
27. Satish Kapur	16,219	0.01
28. Virendra Motilal Parekh	16,177	0.01
29. Kalawati Devi Jhunjhunwala	16,000	0.01
30. Premila Cowas Nazir	15,942	0.01
31. Perviz W Basi	15,936	0.01
32. Sara Chandy	15,626	0.01
33. Gurasra Singh Mann	15,564	0.01
34. R.H.Irani	15,538	0.01
35. Mehru Cavas Colombowalla	15,442	0.01
36. Shanti Deb Chowdhury	15,410	0.01
37. Prabha Rajaram Karandikar	15,378	0.01
38. Kusumben Raojibhai Patel	15,376	0.01
39. Shrenik Kumarpal Jhaveri	15,360	0.00
40. Mohit Malik	15,000	0.00
41. Fram Jamshed Dotivala	14,886	0.00
42. Jamshed Pohchaji Munsiff	14,770	0.00
43. Khorshed Shapoor Chenai	14,744	0.00
44. Rusi Phirozeshaw Pudumjee	14,740	0.00
45. Custodian A/C Harshad Mehta Group-Benami Shares	14,607	0.00
46. Usha Dasappa	14,072	0.00

Name of Shareholder		No. of shares	% to total no. of shares
(1)		(2)	(3)
	47. Premila Chaudhuri	13,950	0.00
	48. Alma Mathilde Greenhalgh	13,888	0.00
	49. Darius Shapoor Chenai	13,829	0.00
	50. Kamla Devi Saboo	13,784	0.00
	TOTAL	**11,43,898**	**0.46**

Table III

HOLDINGS OF OFFICE - BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary and Manager	Official relationship to the Company	Number of shares (Singly and/or Jointly)
(1)	(2)	(3)
Mr. Yogesh Chander Deveshwar	Chairman & Wholetime Director	5,400
Mr. Anup Singh	Wholetime Director	861
Mr. Krishnamoorthy Vaidyanath	Wholetime Director	768
Mr. S.S.H. Rehman	Wholetime Director	812
Dr. Ram S. Tarneja	Non-Executive Director	328
Mr. Biswa Behari Chatterjee	Executive Vice President & Company Secretary	416

Certified Correct

Dated : 11th August, 2003

ITC Limited 37 J. L. Nehru Road, KOLKATA-71

(Signature of Deputy Secretary)

NOTE : Separate forms should be completed for each class of security, e.g, debentures, preference shares, equity shares etc. Similarly, separate forms should be completed for shares of the same class which are not identical in all respects. Shares are identical in all respects only if:

(i) they are of the same nominal value and same amount per share has been called up;

(ii) they are entitled to dividend at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross; and

(iii) they carry the same rights in all respects.


ITC Limited

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

CERTIFICATE

To the shareholders

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2003, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2003, no investor grievances are pending against the company as per the records maintained by the company and presented to the Investor Services Committee.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A.F. Ferguson & Co.
Chartered Accountants

A.K. Mahindra
Partner

Kolkata: 23rd May, 2003

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